Exhibit 99.1

DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	CONTACT
	INVESTOR RELATIONS	MEDIA RELATIONS
	KEDAR UPADHYE kedaru@drreddys.com (Ph: +91-40-66834297)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s Announces Strategic Collaboration with Amgen in India

Hyderabad, India, August 06, 2015	For immediate release

Dr. Reddy’s to Market and Distribute Amgen’s RepathaTM (evolocumab), Kyprolis®

(carfilzomib) and BLINCYTO® (blinatumomab) in India upon Approval

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced that it has entered into a strategic collaboration with Amgen – one of the world’s leading independent biotechnology companies – to market and distribute three Amgen medicines in India in the areas of oncology and cardiology. Under the terms of the collaboration, Dr. Reddy’s shall perform a full range of regulatory and commercial services to seek approval and launch Kyprolis® (carfilzomib), BLINCYTO® (blinatumomab) and Repatha™ (evolocumab) in India. The collaboration leverages the capabilities of both companies, combining three of Amgen’s innovative therapies with Dr. Reddy’s deep understanding of patient and physician needs in India.

Dr. Reddy’s Executive Vice President and Head of India Business & Global Business Development Alok Sonig stated, “We are excited about our strategic collaboration with an innovation powerhouse like Amgen and look forward to making their innovative medicines accessible to Indian patients. Addressing significant unmet needs of patients in oncology and cardiovascular are key areas in India and, therefore, a priority for us at Dr. Reddy’s. We believe that good health can’t wait and that this is an important milestone for us in our journey as we improve patient care.”

“We are pleased to be joining forces with Dr. Reddy’s Laboratories in order to make Amgen’s innovative medicines available to patients in India,” said Penny Wan, Amgen vice president and general manager, Japan Asia Pacific Region. “Dr. Reddy’s has significant experience serving oncology and cardiovascular patients in India and shares Amgen’s interest in delivering new treatment options to seriously ill patients.”

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation, including related integration issues.

The company assumes no obligation to update any information contained herein.

Kyprolis® was approved by the U.S. Food and Drug Administration in July 2015, in combination with lenalidomide and dexamethasone, for the treatment of patients with relapsed multiple myeloma who have received one to three prior lines of therapy. Kyprolis® is also indicated under FDA accelerated approval as a single agent for the treatment of patients with multiple myeloma who have received at least two prior therapies including bortezomib and an immunomodulatory agent and have demonstrated disease progression on or within 60 days of completion of the last therapy. Approval is based on response rate. Clinical benefit, such as improvement in survival or symptoms, has not been verified. A form of blood cancer that arises from plasma cells, multiple myeloma usually grows in bone marrow, the soft, tissue found inside most bones where normal blood cells are produced.

BLINCYTO® is an example of immunotherapy, a treatment that uses certain parts of a person’s immune system to fight diseases such as cancer. BLINCYTO® is the first approved bispecific CD19-directed CD3 T-cell engager. It engages the body’s T-cells, a type of white blood cell or lymphocyte, to destroy leukemia cells. It was approved by the U.S. FDA in 2014, to treat patients with Philadelphia chromosome-negative relapsed or refractory B-cell precursor acute lymphoblastic leukemia (B-cell ALL), an uncommon form of ALL. This indication is approved under accelerated approval. Continued approval for this indication may be contingent upon verification of clinical benefit in subsequent trials.

In July, this year, the European Commission (EC) granted marketing authorisation for Repatha™, the first proprotein convertase subtilisin/kexin type 9 (PCSK9) inhibitor to be approved in the world, for the treatment of patients with uncontrolled cholesterol despite taking maximum doses of statins or who cannot take statins, who require additional intensive low-density lipoprotein cholesterol (LDL-C) reduction. Elevated LDL-C or “bad” cholesterol is an abnormality of cholesterol and/or fats in the blood and is recognized as a major risk factor for cardiovascular disease.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. is an integrated pharmaceutical company, committed to accelerating access to affordable and innovative medicines, because it believes Good Health Can’t Wait. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – the company offers a portfolio of products and services that include active pharmaceutical ingredients, (APIs), custom pharmaceutical services, generics, biosimilars and differentiated formulations. With operations in 26 countries across the globe, the major therapeutic areas of Dr. Reddy’s are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. For more information, log on to: www.drreddys.com